UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

_____________

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_____________

PRIME ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, $0.001 Par Value

(Title of Class of Securities)

G72436119
_____________________
(CUSIP Number)

_____________

William Tsu-Cheng Yu
+886-9-7232-8345
No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

_____________

CALCULATION OF FILING FEE

Transaction valuation Not Applicable	Amount of filing fee Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

IMPORTANT NOTICES

The planned tender offer described herein for the ordinary shares of Prime Acquisition Corp. (“Prime”) has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Prime ordinary shares will be made pursuant to an offer to purchase and related materials that Prime intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, Prime will file a tender offer statement on Schedule TO and other offer documents with the SEC. The tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all security holders of Prime when available. In addition, all of these materials (and all other materials filed by Prime with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders of Prime are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the tender offer because they will contain important information about the tender offer, the acquisition described herein and the parties to the acquisition.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding Yuantong Investment Holdings Limited (“Target”) or Prime’s strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Target’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of Prime public shareholders redeeming shares in the Tender Offer (as defined below); changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the automobile component business in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of consumer and commercial vehicles in China; China’s overall economic conditions and local market economic conditions; Target’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Neither Prime nor Target assumes any obligation to update any forward-looking statements.

Entry into a Material Definitive Agreement

On August 1, 2012, a Stock Purchase Agreement (the “Agreement”) dated as of July 28, 2012 was entered into by and among Prime, Target, and Vanrock Sunrise Holdings Limited, Aquavenus Investment Holdings Limited and G.H. Martin, Limited, the shareholders of Target (the “Target Shareholders”).

Acquisition of Target; Acquisition Consideration

Upon the closing of the transactions contemplated in the Agreement, Prime will acquire 100% of the issued and outstanding shares in Target from Target Shareholders in exchange for an aggregate of 4,200,000 ordinary shares of Prime, of which 3,000,000 shares are to be issued as upfront consideration, and 1,200,000 shares (the “holdback consideration”) will be held in escrow and will be released upon the achievement of certain earnings targets. We refer to this share exchange as the “acquisition.”

The purchase price of the Target shares may be adjusted following closing by the amount of discrepancy between the estimated and actual working capital and cash balance of the Target on the closing date. Additionally, the release of the holdback consideration is conditioned on the combined company exceeding RMB50 million of Adjusted EBITDA (as defined in the Agreement) for the fiscal year ending December 31, 2012. Prime has also agreed to pay to Target Shareholders an aggregate of RMB15.75 million and RMB22.5 million if Adjusted EBITDA exceeds RMB85 million and RMB150 million for the fiscal years ending December 31, 2013 and 2014, respectively. Such earn-out payments may be issued, at the Target Shareholder’s option, in cash or as Prime ordinary shares equivalent to a price per share of the 40-day average closing price of such ordinary shares as of the end of the applicable fiscal year end.

Subject to the combined company’s ability to pay dividends under applicable law, the combined company will be required to pay a dividend to all shareholders of Prime’s ordinary shares in the amount of $0.25 per share each year for the three fiscal years following closing (fiscal 2013, 2014 and 2015 if the acquisition closes in 2012, and fiscal 2014, 2015 and 2016 if the acquisition closes in 2013).

If, as of the closing of the acquisition, the Target has not satisfied all of its obligations in connection with Target’s acquisition (the “Nantong Acquisition”) (via its wholly-owned subsidiary, Jiangsu Yahui Light Alloy Technology Co. Ltd.) of 70% of the equity interests of Nantong Trade Union Aluminum Alloy Co., Ltd. and Nantong Trade Union Automobile Fittings & Plating Co., Ltd., 750,000 shares (the “Nantong contingent shares”) of the 3,000,000 shares issued to Target Shareholders as upfront consideration will be held back and placed in escrow until such obligations are satisfied. Such obligations include the receipt of a written confirmation from Prime that all the obligations of the Target in connection with the consummation of the Nantong Acquisition have been satisfied as well as a legal opinion confirming that all obligations under U.S. federal bankruptcy law have been satisfied and the Nantong assets acquired are no longer subject to the jurisdiction of the U.S. federal bankruptcy court.

In connection with the acquisition, certain existing shareholders of Prime (the “Transferors”) agreed to sell an option (the “Option”) to purchase an aggregate of 415,000 ordinary shares of Prime to Weidong Guo, the sole director of Yuantong, for an aggregate purchase price of $3,108,350. The Option is exercisable for six months following the closing of the acquisition at an exercise price of $0.01 per share. The purchase price for the Option is to be placed in escrow by September 12, 2012, at which point 50% of the purchase price will be released to the Transferors, and the remaining 50% of the purchase price will be held until the earlier of the closing of the acquisition, termination of the Agreement, or March 24, 2013. The full funding of the purchase price for the Option is a condition to the closing of the acquisition. In the event that the purchase price for the Option is not fully funded immediately prior to the closing of the acquisition, but Prime nonetheless decides to proceed with the acquisition, the Transferors will be entitled to that amount of Prime ordinary shares that are equal to the number of shares underlying the Option that is represented by the unfunded portion of the purchase price. Such number of shares will be deducted from the portion of the 3,000,000 shares of upfront consideration payable to Vanrock Sunrise Investment Holdings Limited, one of Target Shareholders, pursuant to the terms of the Agreement.

The parties also agreed that for the one year period following the closing of the acquisition, Target Shareholders will designate four persons to Prime’s board of directors, and Prime will designate one person to Prime’s board of directors, pursuant to the terms of a voting agreement to be entered into at closing. Prime also agreed to register all shares issuable to Target Shareholders pursuant to the Agreement pursuant to the terms of a Registration Rights Agreement to be entered into at closing.

Pursuant to the Agreement, the combined company will be required to submit to its shareholders a proposal to approve an equity incentive plan authorizing the company to award not less than 500,000 ordinary shares.

The combined company plans to change its name to “Fire Rims Corp.” after the closing of the acquisition.

Tender Offer

Prior to the closing of the acquisition, Prime will provide its shareholders with the opportunity to redeem those ordinary shares issued in Prime’s initial public offering (the “IPO”) for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account set up to hold the net proceeds of Prime’s IPO pursuant to the Investment Management Trust Agreement, dated as of March 30, 2011 (the “Tender Offer”). As of April 30, 2012, the redemption amount per share would have been approximately $10.02.

Pursuant to the Agreement, Prime will conduct the Tender Offer pursuant to Rule 13e-4 and Regulation 14E (each, as modified, waived or otherwise agreed to with the SEC) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Tender Offer documents to be filed with the SEC and provided to shareholders will contain substantially the same financial and other information about the acquisition and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies. Prime’s obligation to purchase ordinary shares validly tendered and not validly withdrawn pursuant to the Tender Offer will be subject to, among others, the condition that no more than 83% of the number of ordinary shares issued in Prime’s IPO have been validly tendered and not validly withdrawn pursuant to and prior to the expiration of the Tender Offer; (ii) the satisfaction or waiver of certain other covenants made by Target and Target Shareholders pursuant to the terms of the Agreement.

Representations and Warranties

In the Agreement, Target Shareholders and Target (Target Shareholders and Target, collectively, the “Warrantors”) make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) proper corporate organization of Target and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (c) absence of conflicts; (d) capital structure and title to shares; (e) accuracy of charter documents and corporate records; (f) related-party transactions; (g) required consents and approvals; (h) financial information; (i) absence of certain changes or events; (j) title to assets and properties; (k) material contracts; (l) insurance; (m) licenses and permits; (n) compliance with laws, including those relating to the PRC, foreign corrupt practices and money laundering; (o) ownership of intellectual property; (p) absence of warranty claims; (q) employment and labor matters; (r) taxes and audits; (s) environmental matters; (t) brokers and finders; (u) investment representations and transfer restrictions; (w) completion and validity of the Nantong Acquisition; and (x) other customary representations and warranties.

In the Agreement, Prime makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (c) brokers and finders; (d) capital structure; (e) validity of share issuance; (f) minimum trust fund amount; (g) validity of NASDAQ listing; and (h) SEC filing requirements.

Conduct Prior to Closing; Covenants

The Warrantors have agreed to use their best efforts to cause Target and its subsidiaries and affiliated entities to continue to operate the business in the ordinary course prior to the closing (with certain exceptions), to provide Prime with access to corporate and financial information, and not to take certain specified actions without the prior written consent of Prime.

The Agreement also contains covenants of Prime and the Warrantors, including covenants providing for:

•	Prime to prepare, file and mail a Schedule TO and related materials to be delivered to Prime shareholders in connection with the Tender Offer; Prime to ensure that the funds in the trust account are disbursed in accordance with the terms of the Investment Management Trust Agreement and Prime’s Amended and Restated Memorandum and Articles of Association; and the Warrantors to provide Prime with the information of Target and its subsidiaries required or appropriate for inclusion in the Schedule TO and related materials;
•	the Warrantors to deliver to Prime, by August 31, 2012, the consolidated audited financial statements for the fiscal years ended December 31, 2011 and 2010 as prepared in accordance with U.S. GAAP, together with footnotes, and, upon request from Prime, provide interim financial statements prepared in accordance with U.S. GAAP, together with footnotes, as may be required for inclusion in the Schedule TO or any other filing to be made by Prime to the SEC, as may be necessary;
•	the Warrantors to ensure that, on or prior to closing, certain key employees enter into executive employment agreements and confidentiality and non-solicitation agreements, and that all other employees of Target and its subsidiaries enter into a labor contract with the Target or its applicable subsidiary or affiliated entity to the extent required by applicable law;

•	the Warrantors not to, directly or indirectly, solicit, encourage or enter into any negotiation or arrangement with any party that could reasonably be expected to lead to a proposal or offer for a stock purchase, asset acquisition, merger, consolidation or other business combination involving Target;
•	the Warrantors to use best reasonable efforts to obtain all necessary approvals from governmental agencies and other third parties that are required for the consummation of the transactions contemplated by the Agreement, subject to certain limitations;
•	the Warrantors to apply for, receive and maintain certain outstanding permits and perfect certain intellectual property rights as promptly as practicable but in any event on or prior to closing;
•	the Warrantors to terminate all related party loans and guarantees on or prior to closing, to not extend or renew any third-party loans and guarantees past their respective maturity dates, and to obtain releases from such third-party loans and guarantees as promptly as practicable;
•	the Warrantors to use their best efforts to satisfy any obligations of Jiangsu Yahui Light Alloy Technology Co. Ltd., the Target’s wholly-owned subsidiary, in connection with the Nantong Acquisition as soon as practicable;
•	the Warrantors to use their best efforts to enter into agreements with each of the Target’s major customers and suppliers (customers representing 5% or more of the Target’s revenue or suppliers representing 5% or more of the Target’s operating expenses) as promptly as practicable; and
•	Prime and Target to use their best efforts to file and have one or more registration statements declared effective by the SEC registering the exercise of the warrants issued as part of the units sold in Prime’s IPO and registering for resale the Prime ordinary shares outstanding immediately prior to the IPO.

Conditions to Closing

General Conditions

Consummation of the Agreement and the acquisition is conditioned on (a) in accordance with the Agreement and Prime’s Amended and Restated Memorandum and Articles of Association, holders of no more than 83% of Prime’s public ordinary shares validly tendering and not withdrawing their shares prior to the expiration of the Tender Offer; (b) the absence of any order, stay, judgment or decree by any government agency or any pending or threatened litigation seeking to enjoin, modify, amend or prohibit the acquisition; and (c) delivery of all transaction documents by each of the parties.

Warrantors’ Conditions to Closing

The obligations of the Warrantors to consummate the transactions contemplated by the Agreement, in addition to the conditions described above, are conditioned upon the representations and warranties of Prime being true on and as of the closing date of the Agreement, and Prime complying with all required covenants in the Agreement.

Prime’s Conditions to Closing

The obligations of Prime to consummate the transactions contemplated by the Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•	the representations and warranties of the Warrantors being true on and as of the closing date of the Agreement, and each of the Warrantors complying with all required covenants in the Agreement;
•	Prime receiving legal opinions from PRC counsel to Target and Shareholders with respect to PRC legal matters, British Virgin Islands counsel to Target and Shareholders with respect to British Virgin Islands matters, and Cayman Islands counsel to Target and Shareholders with respect to Cayman Islands legal matters;

•	receipt by the Warrantors of certain third party consents, regulatory approvals, and the completion of all necessary proceedings, corporate or otherwise, of each of the Warrantors, in connection with the acquisition and the transactions contemplated by the Agreement;
•	there having been no material adverse change with respect to Target’s business, regardless of whether it involved a known risk;
•	Prime receiving, to its satisfaction, such corporate and financial information of the Target and its business and updated schedules to the Agreement, and such information accurately reflecting the business of Target and its subsidiaries;
•	the labor agreements with all employees as required by law, and non-compete/non-solicitation agreements with certain key employees having been executed and delivered to Prime;
•	the purchase price for the Option having been fully funded and the other obligations of Weidong Guo, or his assigns, having been performed;
•	Warrantors having delivered certain tax forms and relevant certificates executed by Target Shareholders relating to the share consideration to be received under the terms of the Agreement; and
•	a promissory note in the amount of RMB150 million made by Jiangsu Yahui Light Alloy Technology Co. Ltd. in favor of Weidong Guo having been deemed to be paid in full and cancelled.

If permitted under applicable law, either Prime or Target may waive any inaccuracies in the representations and warranties made to such party in the Agreement and may waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Agreement.

Termination

The Agreement may be terminated at any time prior to the closing, whether before or after commencement of the Tender Offer to Prime’s shareholders, by:

•	mutual written consent of the parties to the Agreement;
•	either Prime or Weidong Guo, as representative for the Warrantors, if the closing has not occurred by March 24, 2013;
•	Any Warrantor, if there has been a breach by Prime of any covenant or if any of Prime’s representations contained in the Agreement are not true and correct as of the date of the Agreement or the closing date, unless made as of a specific date, and in any event if such breach is subject to cure and Prime has not cured such breach within ten business days after written notice of intent to terminate from any Warrantor;
•	Prime, in the event that: (a) there has been a breach by any of the Warrantors of any covenant or if any of the Warrantors’ representations contained in the Agreement are not true and correct as of the date of the Agreement or the closing date, unless made as of a specific date, and in any event if such breach is subject to cure and the Warrantors have not cured such breach within ten business days after written notice of intent to terminate from Prime; or (b) based on any information contained in schedules to the Agreement delivered to Prime after the date of the Agreement.

Effect of Termination

In the event of termination by either Prime or the Warrantors due to a material breach by any party, except as set forth below, all further obligations of the parties will terminate, no party will have any right against the other party, and the terminating party will bear the costs and expenses of the other parties incurred in connection with the Agreement.

Indemnification by the Warrantors

The Warrantors have agreed, jointly and severally, to indemnify Prime from any damages arising from: (a) any breach of any representation or warranty made by the Warrantors; or (b) any failure to perform any covenants by the Warrantors. The Warrantors indemnification obligations are subject to a $250,000 basket and are capped at the total upfront consideration of $30,000,000.

In the event that Prime is entitled to any indemnification, it is entitled to set off any amounts owed to the Target Shareholders pursuant to the Agreement against the amount of indemnification, including by canceling any earn-out shares or Nantong contingent shares held in escrow.

Prime has agreed to indemnify the Target Shareholders from: (a) any breach of any representation or warranty made by Prime; or (b) any failure to perform any covenants by Prime, in each case subject to the same cap and basket as the Warrantors.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Share Exchange Agreement, which is filed as Exhibit 10.1 hereto, which is incorporated by reference in this report.

Unregistered Sales of Equity Securities

Upon the closing of the transactions contemplated in the Agreement, an aggregate of 4,200,000 ordinary shares of Prime will be issued for 100% of the issued and outstanding shares in Target, of which 1,200,000 shares will be held in escrow and will be released to the Target Shareholders only if the combined company achieves RMB50 million Adjusted EBITDA (as defined in the Agreement) for the fiscal year ending December 31, 2012. In addition, Prime has agreed to pay to Target Shareholders an aggregate of RMB15.75 million and RMB22.5 million if Adjusted EBITDA exceeds RMB85 million and RMB150 million for the fiscal years ending December 31, 2013 and 2014, respectively. Such earn-out payments may be issued, at the Target Shareholder’s option, in cash or as Prime ordinary shares equivalent to a price per share of the 40-day average closing price of such ordinary shares as of the end of the applicable fiscal year end. The Prime ordinary shares to be issued to Target Shareholders will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from the registration requirements as provided in Section 4(2) of the Securities Act or the safe harbor from registration provided by Regulation S promulgated thereunder.

Other Events

On August 2, 2012, Prime Acquisition Corp. issued a press release announcing its entry into the Agreement with Target, among other parties. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Where to Find Additional Information

Prime will file with the SEC the Schedule TO in connection with the proposed redemption of shares described herein. Shareholders are urged to carefully read the Schedule TO and any other relevant documents filed with the SEC when they become available, because they will contain important information about Prime and the proposed acquisition. Copies of the Schedule TO and other documents filed by Prime will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Prime Acquisition Corp No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, Attn: William Tsu-Cheng Yu, telephone number: 408-431-7286.

Change in Certifying Accountant

Dismissal of previous independent registered public accounting firm

On August 1, 2012, the Audit Committee approved the dismissal of Crowe Horwath LLP (“Crowe Horwath”) as Prime’s independent registered public accounting firm, and notified Crowe Horwath of its dismissal on August 1, 2012. Crowe Horwath served as Prime’s independent registered public accounting firm for the periods from February 4, 2010 (inception) to December 31, 2010 and the year ended December 31, 2011.

Crowe Horwath’s reports on the Company’s financial statements for the periods from February 4, 2010 (inception) to December 31, 2010 and the year ended December 31, 2011 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the periods from February 4, 2010 (inception) to December 31, 2010, the year ended December 31, 2011, and through August 1, 2012, there were no disagreements between Prime and Crowe Horwath on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of Crowe Horwath, would have caused Crowe Horwath to make reference to the matter in their report. None of the “reportable events” described in in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F have occurred during the periods from February 4, 2010 (inception) to December 31, 2010, the year ended December 31, 2011, or through August 1, 2012.

Prime has requested Crowe Horwath to furnish the Company with a letter addressed to the Commission stating whether Crowe Horwath agrees with the above statements. A copy of Crowe Horwath’s letter, dated August 8, 2012, is attached as Exhibit 99.2.

Prime is in the process of engaging a new independent registered public accounting firm, and will file a Report of Foreign Private Issuer on Form 6-K once the appointment is complete.

Exhibits.

Exhibit No.	Description
10.1	Stock Purchase Agreement, dated July 28, 2012, by and among Prime Acquisition Corp., Yuantong Investment Holdings Limited, Vanrock Sunrise Holdings Limited, Aquavenus Investment Holdings Limited, and G.H. Martin, Limited.
10.2	Stock Option Agreement, dated July 28, 2012, by and among Prime Acquisition Corp., certain shareholders of Prime Acquisition Corp., and Weidong Guo.
10.3	Escrow Agreement, dated July 28, 2012, by and among Prime Acquisition Corp., certain shareholders of Prime Acquisition Corp., Weidong Guo., and Pang & Co., as escrow agent.
99.1	Press Release, dated August 2, 2012.
99.2	Letter from Crowe Horwath LLP to the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 8, 2012	PRIME ACQUISITION CORP.

	By:	/s/ Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu
Title: Chief Executive Officer